Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

For Immediate Release

Stream Holds 2008 Annual General Meeting and Announces Change of Auditor

WARSAW, Poland, December 18, 2008 - Stream Communications Network & Media Inc. (OTC Pink Sheets: SCNWF & FSE: TPJ) ("Stream Communications"), a broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced that the Annual General Meeting ("AGM") for the year 2008 was held on December 17, 2008. At the AGM, the following resolutions were made:

  Appointments of the following officers were confirmed:

Chairman - Robert Dziublowski

President and Chief Executive Officer - Jan Rynkiewicz

Corporate Secretary - Iwona Kozak

2. The Audit Committee of the Company for 2009 will be comprised of:

Przemyslaw Aussenberg

Jan Rynkiewicz

Robert Dziublowski

3. The Compensation Committee of the Company for 2009 will be comprised of:

Robert Dziublowski

Jan Rynkiewicz

Iwona Kozak

4. The Corporate Governance Committee of the Company for 2009 will be comprised of:

Robert Dziublowski

Jan Rynkiewicz

Przemyslaw Aussenberg

New Auditor Appointed

Stream Communications also announced that Deloitte & Touche LLP has resigned as Stream Communications' auditor of its own accord, and BDO Numerica International Auditors & Consultants Sp. z o.o. were considered and approved by the Board of Directors to replace them. There were no reservations in the auditor's reports prepared by Deloitte & Touche with regard to the Corporation's financial statements for the year ended December 31, 2007.

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investment Sp z o.o., Stream Communications is developing green field projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

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